Contact

www.linkedin.com/in/
chaneldamphousse (LinkedIn)

Top Skills

Private Equity
Corporate Finance
Sustainable Energy

Languages

English (Native or Bilingual)
French (Native or Bilingual)

Chanel Damphousse

Partner, MKB
Greater Montreal Metropolitan Area

Summary

Contributing to the clean energy and transportation transformation of our generation through private investments in growth stage companies.

Experience

MacKinnon, Bennett & Co.
Partner
February 2013 - Present (10 years 5 months)
Montreal, Canada Area

MKB is a growth equity firm contributing to the acceleration of clean energy and clean transportation. By investing in and helping to scale innovative technologies and business models, we support companies that shape a better tomorrow.

Raptor Maps — Solar Software
Board Member
March 2022 - Present (1 year 4 months)

Bluon
Board Member
January 2022 - Present (1 year 6 months)
Irvine, California, United States

Sense
Board, Observer
November 2019 - Present (3 years 8 months)
Greater Boston Area

Communauto
Board, Observer
January 2017 - Present (6 years 6 months)
Montreal, Canada Area

Public Services and Procurement Canada | Services publics et Approvisionnement Canada
Analyst, Real Estate
May 2008 - February 2013 (4 years 10 months)
Ottawa, Canada Area

Habitat for Humanity International
Housing Microfinance
2011 - 2011 (less than a year)

Pratt & Whitney
Analyst, Cost Management
2007 - 2008 (1 year)

Education

Université de Montréal - HEC Montréal
Master of Science (M.Sc.), Financial Economics · (2010 - 2012)

The London School of Economics and Political Science (LSE)
Environmental Economics & Sustainable Development · (2011 - 2011)

University of Ottawa
BComm, Finance · (2004 - 2008)

NEOMA Business School
BComm exchange · (2006 - 2006)